

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2019

Dennis M. McGrath
Chief Financial Officer
PAVmed Inc.
One Grand Central Place, Suite 4600
New York, NY 10165

      Re: PAVmed Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed April 1, 2019
          File No. 001-37685

Dear Mr. McGrath:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences